Exhibit (a)(5)(ii)—Press Release

Federated Investors’ Closed-End Municipal Funds Report Semi-Annual Earnings

(PITTSBURGH, Pa., July 31, 2017) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) today announced earnings for the six-month period ended May 31, 2017. Established in 2002, the funds seek to provide investors with income that is exempt from federal income tax, including alternative minimum tax (AMT), by investing in municipal securities from different sectors, states and issuers across the country.

For the six-month period, FMN had net investment income of $2.4 million or $0.39 per common share. From this amount, FMN paid distributions on auction market preferred shares (AMPS) of $78,049. Net realized and unrealized gains were $3.4 million or $0.54 per common share. At May 31, 2017, FMN had an undistributed income reserve of $0.017 per common share. Total managed assets of both common and preferred shareholders of FMN were $147.2 million and the net asset value per common share was $15.11.

For the six-month period, FPT had net investment income of $2.0 million or $0.28 per common share. From this amount, FPT paid distributions on AMPS of $63,413. Net realized and unrealized gains were $4.2 million or $0.60 per common share. At May 31, 2017, FPT had an undistributed income reserve of $0.021 per common share. Total managed assets of both common and preferred shareholders of FPT were $161.2 million and the net asset value per common share was $14.34.

Both FMN and FPT have paid monthly tax-free dividends since their first dividend declaration in February 2003. Fund composition and performance data for the funds as of June 30, 2017 is available in the Products section of FederatedInvestors.com. Data is updated on the website approximately 15 days following each month-end and full portfolio listings are updated approximately 30 days following each calendar quarter-end. To order hard copies or to be placed on a mailing list, call 1-800-245-0242 x5587538, email CEinfo@federatedinv.com or write to Federated Investors, 1001 Liberty Avenue, Floor 23, Pittsburgh, PA 15222.

On July 14, 2017, FPT commenced a tender offer for up to 20 percent of its outstanding common shares at a price equal to 98 percent of its net asset value per common share in U.S. dollars as determined as of the end of regular trading on the NYSE on the day the tender offer expires. The tender offer is currently expected to expire on Aug. 11, 2017. Questions about the tender offer can be directed to the Georgeson LLC, the information agent for the tender offer, toll free at (866) 856-6388.

The Boards of Trustees for FPT and FMN, upon the recommendation of the Funds’ investment adviser, have approved FPT reorganizing with and into FMN in what is expected to be a tax-free transaction. Implementing the reorganization also requires the approval of FPT’s and FMN’s shareholders and, if so approved, is currently anticipated to occur during the fourth quarter of 2017.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $360.4 billion in assets as of June 30, 2017. With 122 funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of FPT or FMN. FPT has commenced the tender offer mentioned in this press release pursuant to an offer to purchase, a related letter of transmittal and other documents that have been filed with the Securities and Exchange Commission (the SEC) as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov.

This press release mentions a reorganization, which, if approved by shareholders, would be conducted pursuant to an agreement and plan of reorganization that will be included in a registration statement to be filed by FMN (the Registration Statement). The Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn until the Registration Statement is declared effective by the SEC. A joint prospectus/proxy statement to be included in the Registration Statement will not be distributed to shareholders of FPT and FMN unless and until the Registration Statement is declared effective by the SEC. The joint prospectus/proxy statement will contain information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint prospectus/proxy statement will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits that have been filed with the SEC and are available as they contain important information about the tender offer. Shareholders should read any Registration Statement and joint prospectus/proxy statement if and when those documents are filed and become available as they would contain important information about the proposed reorganization. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the tender offer and reorganization, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the funds or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Premier Municipal Income Fund (FMN)

SUMMARY OF RESULTS OF OPERATIONS

(for a common share outstanding throughout each period)

	Six Months Ended (unaudited)	Year Ended Nov. 30,
	May 31, 2017	2016	2015	2014	2013	2012
Net Asset Value, Beginning of Period	$ 14.55	$ 15.26	$ 15.37	$ 13.95	$ 16.08	$ 13.86
Income from Investment Operations:
Net investment income[1]	0.39	0.81	0.87	0.89	0.91	0.94
Net realized and unrealized gain (loss) on investments and futures contracts	0.54	(0.66)	(0.10)	1.43	(2.13)	2.16
Distributions to auction market preferred shareholders from net investment income[2]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]
TOTAL FROM INVESTMENT OPERATIONS	0.93	0.15	0.77	2.32	(1.22)	3.10
Less Distributions to Common Shareholders:
From net investment income	(0.37)	(0.86)	(0.88)	(0.90)	(0.91)	(1.00)
Increase from AMPS Tender and Repurchase	—	—	—	—	—	0.12
Net Asset Value, End of Period	$ 15.11	$ 14.55	$ 15.26	$ 15.37	$ 13.95	$ 16.08
Market Price, End of Period	$ 14.28	$ 14.07	$ 14.85	$ 14.47	$ 12.47	$ 16.95
Total Return at Net Asset Value[4]	6.44%	0.73%	5.17%	17.09%	(7.76)%	23.90%
Total Return at Market Price[5]	4.14%	0.17%	8.98%	23.38%	(21.58)%	21.37%

1 Per share numbers have been calculated using the average shares method.

2 The amounts shown are based on Common Share equivalents.

3 Represents less than $0.01.

4 Total Return at Net Asset Value is the combination of changes in the Common Share net asset value, reinvested dividend income and reinvested capital gains distributions at net asset value, if any, and does not reflect the sales charge, if applicable. Total returns for periods of less than one year are not annualized.

5        Total Return at Market Price is the combination of changes in the market price per share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per share at the time of the reinvestment. Total returns for periods of less than one year are not annualized.

Federated Premier INTERMEDIATE Municipal Income Fund (FPT)

SUMMARY OF RESULTS OF OPERATIONS

(for a common share outstanding throughout each period)

	Six Months Ended (unaudited)	Year Ended Nov. 30,
	May 31, 2017	2016	2015	2014	2013	2012
Net Asset Value, Beginning of Period	$ 13.73	$ 14.43	$ 14.50	$ 13.64	$ 15.27	$ 13.94
Income from Investment Operations:
Net investment income[1]	0.28	0.62	0.72	0.67	0.71	0.74
Net realized and unrealized gain (loss) on investments and futures contracts	0.60	(0.66)	(0.12)	0.90	(1.61)	1.22
Distributions to auction market preferred shareholders from net investment income[2]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]	(0.00)[3]
TOTAL FROM INVESTMENT OPERATIONS	0.88	(0.04)	0.60	1.57	(0.90)	1.96
Less Distributions to Common Shareholders:
From net investment income	(0.27)	(0.66)	(0.67)	(0.71)	(0.73)	(0.78)
Increase from AMPS Tender and Repurchase	—	—	—	—	—	0.15
Net Asset Value, End of Period	$ 14.34	$ 13.73	$ 14.43	$ 14.50	$ 13.64	$ 15.27
Market Price, End of Period	$ 13.55	$ 12.73	$ 13.29	$ 12.59	$ 12.14	$ 16.09
Total Return at Net Asset Value[4]	6.48%	(0.52)%	4.22%	11.76%	(6.00)%	15.51%
Total Return at Market Price[5]	8.65%	0.41%	11.08%	9.59%	(20.33)%	22.29%

1 Per share numbers have been calculated using the average shares method.

2 The amounts shown are based on Common Share equivalents.

3 Represents less than $0.01.

4 Total Return at Net Asset Value is the combination of changes in the Common Share net asset value, reinvested dividend income and reinvested capital gains distributions at net asset value, if any, and does not reflect the sales charge, if applicable. Total returns for periods of less than one year are not annualized.

5        Total Return at Market Price is the combination of changes in the market price per share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per share at the time of the reinvestment. Total returns for periods of less than one year are not annualized.